SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                (Amendment No. 1)
                      Solicitation/Recommendation Statement
       Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

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                         Sterile Concepts Holdings, Inc.
                            (Name of Subject Company)


                         Sterile Concepts Holdings, Inc.
                       (Name of Persons Filing Statement)


                           Common Stock, no par value
                  (including associated share purchase rights)
                         (Title of Class of Securities)


                                   85915P 10 9
                      (CUSIP Number of Class of Securities)

                                Paul J. Woo, Jr.
                      President and Chief Executive Officer
                         Sterile Concepts Holdings, Inc.
                               5100 Commerce Road
                            Richmond, Virginia 23234
                                 (804) 275-0200
      (Name, Address and Telephone Number of Persons Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

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                                    Copy to:

                         Wellford L. Sanders, Jr., Esq.
                     McGuire, Woods, Battle & Boothe, L.L.P.
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                                 (804) 775-1000



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         This     Amendment    No.    1    amends    and     supplements     the
Solicitation/Recommendation Statement on Schedule 14D-9 dated June 14, 1996 (the "Schedule 14D-9"), of Sterile Concepts Holdings, Inc., a Virginia corporation (the "Company"), with respect to the tender offer by Maxxim Acquisition Co., a Virginia corporation (the "Purchaser") and a wholly-owned subsidiary of Maxxim
Medical, Inc., a Delaware corporation ("Maxxim"), to purchase all of the outstanding shares of Common Stock, no par value (the "Shares"), of the Company and associated share purchase rights. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation

         Item 4 is hereby amended and supplemented by adding thereto before the last paragraph on page 9 the following:

         On June 28, 1996, Wheat received from the Other Company's financial advisors an unsolicited written proposal (the "Proposal") from the Other Company contemplating the proposed acquisition of the Company in a merger transaction involving an exchange of the Other Company's stock for stock of the Company on the basis of an exchange ratio determined by dividing $25 by the average per share closing price of the Other Company's stock as reported on The Nasdaq Stock Market over a period of 20 trading days immediately preceding the fifth trading day before the closing of the transaction, but subject to a pricing collar of not less than $10 or more than $18 (the "Pricing Collar"). On the date of the Proposal, the Other Company's stock closed at $12 per share. The Proposal was subject to certain conditions, including the execution of a mutually acceptable definitive acquisition agreement and the expiration of applicable Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Act") waiting periods. The Proposal stated that it would automatically expire if a definitive agreement had not been executed by the parties by 5:00 p.m. on July 3, 1996. Upon its receipt of the Proposal, the Company promptly advised Maxxim and Maxxim's attorneys and delivered to them a copy of the Proposal. Management of the Company also advised the Board of Directors of the Company of the receipt of the Proposal.

         On June 29, 1996, the financial and legal advisors of the Company held a telephone conference with the legal and financial advisors of the Other Company to, among other things, acknowledge receipt of the Proposal, confirm that the Proposal was unsolicited, advise the Other Company that a copy of the Proposal had been delivered to Maxxim, and inform the Other Company that the Proposal, together with any supplemental information they desired to provide, would be presented to the Board of Directors of the Company as soon as practicable. During the course of the conference, the advisors of the Other Company provided assurance that the Proposal was unsolicited.

         Thereafter on the same day, the Board of Directors of the Company and its financial and legal advisors met to discuss the Proposal. At the meeting, the advisors reviewed the terms of the Proposal and the pricing volatility and certain other issues related to the Other Company's stock, including the status of the pending acquisition referred to above. Without taking any action on the Proposal, the Board authorized the Company's advisors to enter into discussions with the advisors of the Other Company to better understand the Proposal.


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         On June 30, 1996,  the financial and legal advisors of the Company held a second telephone conference with the financial and legal advisors of the Other Company to, among other things, inquire further into the specifics of the Proposal, including whether the stated expiration date was negotiable or firm; inquire into the status of the Other Company's pending acquisition; determine the extent to which the Other Company may want to engage in additional due diligence; and discuss whether the proposed timetable for completion of a transaction was realistic under the circumstances. In addition, the advisors of the Company communicated the Company's concern respecting the volatility of the Other Company's stock and the potential effect it could have on the proposed purchase price in view of the Pricing Collar. The advisors of the Other Company acknowledged the Company's concern respecting the volatility of the Other
Company's stock and stated that they might consider ways to address it, including the possible revision or elimination of the Pricing Collar and the possible addition of a cash component to the proposed consideration; indicated that they would furnish the Company shortly the details of additional due diligence the Other Company would like to perform; indicated that the Other Company's pending acquisition was at a stage where it had been renegotiated, a new prospectus/proxy statement was being reviewed by the SEC and closing would probably occur in late August 1996; indicated, without elaboration, that they believed a transaction with the Company could proceed on a parallel path and be completed at about the same time; and stated that, because of the pending acquisition, the July 3 expiration date of the Proposal was relatively firm. At the conclusion of the conference, the advisors of the Company asked those of the Other Company promptly to submit in writing the details of the additional due diligence desired by them, a detailed time schedule for completing the acquisition taking into account the Other Company's pending acquisition, and a proposed form of definitive acquisition agreement similar to that required of Maxxim and the other participants in the auction process referred to above. The advisors of the Company also advised those of the Other Company that the Company would need to engage in due diligence with respect to both the Other Company and its acquisition target if the Board of Directors of the Company decided to pursue the Proposal.

         Later on June 30, the legal advisors to the Other Company called those of the Company and orally communicated the major due diligence items the Other Company would like to review and indicated that a written due diligence list and definitive time schedule would be forthcoming. The legal advisors to the Company said that they would furnish a list of due diligence items relating to the Other Company and its pending acquisition that they would like to review from a legal standpoint. Wheat called the Other Company's financial advisors to begin to make arrangements for the exchange of business-related due diligence matters involving the Company, the Other Company and its acquisition target.

         On June 29 and 30 and the morning of July 1, the Company's legal advisors had several telephone conversations with Maxxim's attorneys to keep them informed about the status of the discussions with representatives of the Other Company.

         During the morning of July 1, the legal advisors of the Other Company sent to the legal advisors of the Company a written list of due diligence items to be reviewed by the Other Company and a brief written time schedule for completing the transaction. The Board of Directors of the Company met later that day to review the status of the discussions and the supplemental information


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obtained in the various conferences among the advisors.  The Company's legal and financial advisors summarized the discussions held over the weekend with the financial and legal advisors of the Other Company and the separate conversations which had taken place over the weekend with the legal advisors of Maxxim about the Proposal; indicated that there had been no response to the Company's concern regarding the volatility of the Other Company's Stock and the potential effect it could have on the proposed purchase price in view of the Pricing Collar; reported that tentative arrangements had been made for several attorneys to travel to the offices of the Other Company's legal counsel to commence legal due diligence on the Other Company and its acquisition target; reported that a draft of a definitive acquisition agreement had not yet been submitted by the Other Company; reviewed the brief timetable proposed by the Other Company and expressed doubt whether it was realistic under the circumstances; and reported that Maxxim's advisors had given no indication of any willingness to improve the terms of the pending tender offer. Wheat presented additional information about the performance of the Other Company's stock and the potential adverse effect of the Pricing Collar on the value to be received by the Company's stockholders. The Board and its financial and legal advisors then held an extensive discussion about the Proposal and whether it would be in the best interests of the stockholders of the Company to pursue it. The Board did not, however, take any action.

         On July 2, 1996, the Other Company's financial advisors orally advised Wheat that the Other Company was unwilling to change the Pricing Collar but that it was willing to change the purchase price component of the Proposal to include $20 in the Other Company's stock and $5 in cash, subject to approval of the Other Company's Board of Directors. Wheat advised management of the Company and its legal advisors of this conversation. The legal advisors of the Company promptly advised those of Maxxim of the conversation.

         On the afternoon of July 3, 1996, the Board of Directors of the Company met to review the status of the discussions and to consider the Proposal. The legal advisors of the Company reported that the Other Company had neither submitted a draft acquisition agreement, as requested, for consideration by the Board nor indicated a willingness to extend the stated expiration date (5:00 p.m. that day); reviewed the directors' duties with respect to the Proposal and the Company's agreement with Maxxim; summarized the various calls to Maxxim's attorneys to keep them apprised of the status of the Proposal; and reported on their preliminary legal due diligence review of the Other Company and its acquisition target. Wheat reviewed the oral change to the Proposal communicated by the Other Company's financial advisors; reviewed the performance of the Other Company's stock and the effect of the Pricing Collar on the value to be received by the Company's stockholders if the Other Company's stock price fell below $10; discussed the potential effect on valuation of the uncertain timing of the Other Company's pending acquisition as well as the proposed transaction with the Company; reviewed other financial information related to the Proposal; presented a risk assessment of the Proposal compared to the Maxxim transaction; and reconfirmed its original opinion (subsequently confirmed in writing) to the effect that the Maxxim transaction was fair to the Company's stockholders from a financial point of view. The legal advisors of the Company also informed the Board that the waiting period required by the HSR Act with respect to the Maxxim transaction was scheduled to expire later that day. Management of the Company updated the Board on its recent operations and performance as well as its


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prospects.  The Board conducted  detailed  discussions  about the advantages and disadvantages of the Proposal and concluded, for essentially the same reasons set forth above with respect to the Other Company's indication of interest expressed in connection with the auction process as well as the negative attributes of the Pricing Collar and the significant uncertainties and risks inherent in the Proposal, to terminate its discussions with the Other Company.

         On July 5, 1996, the legal advisors of the Company advised those of both the Other Company and Maxxim of the Board's July 3 decision, and Wheat made a similar call to the financial advisors of the Other Company. Later on July 5, the Company issued a press release announcing the expiration of the HSR Act waiting period with respect to the Maxxim transaction and discussing its receipt of the Proposal and the Board's decision not to pursue it.

Item 9.  Material to be Filed as Exhibits.

         Item 9 is hereby amended and supplemented as follows:

         The following Exhibits are filed herewith:

         (f)      Updated Opinion of Wheat,  First  Securities,  Inc. dated July
                  15, 1996*

         (h) Letter dated July 15, 1996 from the Company's President and Chief Executive Officer to the Company's stockholders*

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*Included in copies mailed to stockholders





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

                                 STERILE CONCEPTS HOLDINGS, INC.


                                  By:           /s/ PAUL J. WOO, JR.
                                     -------------------------------------------
                                  Name: Paul J. Woo, Jr.
                                  Title:   President and Chief Executive Officer



Date: July 15, 1996